UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-35296

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Farmers National Bank 401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Farmers National Banc Corp.

20 South Broad Street

Canfield, Ohio 44406

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

YEARS ENDED DECEMBER 31, 2014 AND 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE PLAN ADMINISTRATOR

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

We have audited the accompanying statements of net assets available for benefits of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) as of December 31, 2014 and 2013, and the related statements of changes in net assets available for benefits for the years ended December 31, 2014 and 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the years ended December 31, 2014 and 2013, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Farmers National Bank 401(k) Retirement Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

SKODA MINOTTI

/s/ Skoda Minotti

Cleveland, Ohio

June 15, 2015

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2014 AND 2013

	2014	2013
INVESTMENTS, AT FAIR VALUE
Non-interest-bearing cash	$27,309	$21,552
Registered investment companies	15,139,124	12,462,388
Farmers National Banc Corp. Common Stock	255,612	21,706
Common collective trust	725,591	703,385

	16,147,636	13,209,031

RECEIVABLES
Notes receivable from participants	7,739	12,236
Receivable from another Plan	—	2,072,330

	7,739	2,084,566

	16,155,375	15,293,597
LIABILITY
Corrective distributions payable	(34,094)	(37,634)

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	16,121,281	15,255,963
ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR INTEREST IN A COMMON COLLECTIVE TRUST RELATING TO A FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACT	(2,170)	(2,104)

NET ASSETS AVAILABLE FOR BENEFITS	$16,119,111	$15,253,859

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

YEARS ENDED DECEMBER 31, 2014 AND 2013

	2014	2013
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
Investment income
Net appreciation in fair value of investments	$427,178	$2,093,747
Interest and dividends	647,148	411,825

	1,074,326	2,505,572

Other income	181	41

Contributions
Participants’	1,091,359	1,007,928
Companies’	336,474	341,265
Participants’ Rollovers	—	18,236

	1,427,833	1,367,429

Transfer of assets into the Plan	—	2,072,330

Total additions	2,502,340	5,945,372

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
Benefits paid to participants	1,637,088	2,243,053

Total deductions	1,637,088	2,243,053

NET INCREASE	865,252	3,702,319
NET ASSETS AVAILABLE FOR BENEFITS:
BEGINNING OF YEAR	15,253,859	11,551,540

END OF YEAR	$16,119,111	$15,253,859

The accompanying notes are an integral part of these financial statements.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN

The following brief description of the Farmers National Bank 401(k) Retirement Savings Plan (the Plan) provides only general information. The Plan covers eligible employees from Farmers National Bank of Canfield, Farmers Trust Company, Farmers National Insurance LLC and National Associates Inc. (collectively, the Companies). Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

During 2013, Farmers National Bank of Canfield acquired National Associates, Inc. Effective October 1, 2013, a participation agreement was executed to allow the employees of National Associates, Inc. to participate in the Plan. The participant account balances from the National Associates, Inc. Retirement Savings Plan were liquidated in December 2013 and received by the Plan in January 2014. These participant account balances have been recorded as a receivable from another Plan in the accompanying 2013 Statement of Net Assets Available for Benefits. Additionally, the Plan was amended during 2013 to allow for the service of the notes receivable transferred from National Associates, Inc. Retirement Savings Plan.

General

The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Employees are eligible to participate in the Plan and receive employer matching and discretionary contributions when they are age 21 or older and have completed 90 days of service. Plan entry dates are January 1st, April 1st, July 1st and October 1st following the date of eligibility.

Contributions

A participant may contribute, through payroll reductions, from 1% to 100% of their compensation to the Plan on a pre-tax basis and/or Roth contributions, up to the maximum dollar amount allowed by law (plus catch-up contributions as defined by the Plan document). Participants may also make rollover contributions to the Plan from other qualified defined benefit or defined contribution plans.

The Plan permits matching contributions, discretionary contributions, qualified non-elective contributions (QNEC) and qualified matching contributions (QMAC) by the Companies. The Companies match 50% of the first 6% of compensation that the participant contributes to the Plan. The Companies do not match catch-up contributions. Employer matching contributions totaled $336,474 and $341,265 for the Plan years ended December 31, 2014 and 2013, respectively. During the years ended December 31, 2014 and 2013, the Companies did not make any discretionary contributions, QNEC, or QMAC.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

1.	DESCRIPTION OF PLAN (continued)

Participant Accounts

Each participant’s account is credited with the participant’s contributions, the Companies’ allocation of discretionary employer contributions, matching contributions, and any earnings thereon, and charged with an allocation of administrative expenses. Discretionary contributions are allocated as a percentage of compensation of eligible participants for the Plan year. Allocations of the earnings and expenses are based on the participant’s account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their contributions plus earnings thereon. Vesting in the Companies’ matching and discretionary contributions is based on years of continuous service according to the following schedule:

Years of Service	Vested Percentage
Less than 2 years	0%
2 years but less than 3	20%
3 years but less than 4	40%
4 years but less than 5	60%
5 years but less than 6	80%
6 years or more	100%

Forfeitures

Forfeited nonvested accounts totaled $27,308 and $21,552 at December 31, 2014 and 2013, respectively. Forfeitures may be used to reduce the Companies matching contributions to the Plan, restore participants’ forfeitures, be added to the Companies’ matching contributions or used to offset Plan expenses as defined by the Plan document. During 2014 and 2013, forfeitures of $22,843 and $19,566, respectively, were used to reduce the Companies’ matching contributions, and no forfeitures were reallocated to participants in the Plan.

Investment Options

Upon enrollment in the Plan, participants may direct contributions to their accounts into various investment options offered by the Plan.

Payment of Benefits

On termination of service due to death, disability, retirement, or separation of service, a participant may elect to receive installment payments or a lump-sum amount equal to the value of the participant’s vested interest in his or her account. Participants may also elect to receive periodic payments through a life annuity equal to the value of the participant’s vested interest in his or her account. Upon proven financial hardship, participants may elect to receive a distribution equal to the value of their deferral contributions.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in an investment contract through a common collective trust. Contract value, as reported to the Plan by EMJAY Corporation, the custodian of the Plan, represents contributions made under the contract, plus earnings, less participant withdrawals, wrapper fees, and administrative expenses. The Statements of Net Assets Available for Benefits present the fair values of the common collective trust as well as the adjustments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for a discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation includes the Plan’s gains and losses on the investments purchased and sold, as well as held during the year.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

The Plan allows administrative expenses to be paid either by the Plan or the Companies, at the discretion of the Companies. During the years ended December 31, 2014 and 2013, administrative expenses were paid by the Companies.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Subsequent Events

The Companies evaluated subsequent events through June 15, 2015, the date these financial statements were available to be issued. There were no other material subsequent events that required recognition or additional disclosure in these financial statements.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan document. Interest income of $181 and $41 for 2014 and 2013 respectively, has been recorded as other income in the accompanying Statements of Changes in Net Assets Available for Benefits.

3.	INVESTMENTS

The following table presents the fair value of investments at December 31, 2014 and 2013. Individual investments that represent 5% or more of the Plan’s net assets are separately identified.

	2014	2013
Non-interest-bearing cash	$27,309	$21,552

Registered investment companies
American Funds AMCAP Fund	2,106,631	1,718,695
Federated Government Obligations Fund	804,438	786,997
Federated Total Return Bond Fund	1,832,812	1,353,181
Goldman Sachs Mid Cap Value Fund	820,043	588,812
Oppenheimer International Growth Fund	1,403,537	1,436,357
Vanguard 500 Index Fund	3,082,832	2,374,438
Vanguard Small Cap Index Fund	1,913,940	1,713,209
Other registered investment companies	3,174,891	2,490,699

	15,139,124	12,462,388

Common collective trust
Federated Capital Preservation Fund*	723,421	701,281

Farmers National Banc Corp. Common Stock	255,612	21,706

	$16,145,466	$13,206,927

*	This amount represents contract value for this investment

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

3.	INVESTMENTS (continued)

The Plan’s registered investment companies and Farmers National Banc Corp. Common Stock (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in value by $427,178 and $2,093,747 during the years ended December 31, 2014 and 2013, respectively.

4.	FAIR VALUE MEASUREMENTS

GAAP establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. It applies to fair value measurements already recognized or permitted by existing standards. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs used in valuation models (Level 3 measurements).

The three levels of the fair value hierarchy under GAAP are described as follows:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets. Level 2 inputs include those other than quoted prices that are observable for the asset or liability. Level 2 inputs are derived principally from, or are corroborated by, observable market data by correlation or other means. If the asset or liability has a specified term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used should maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Non-interest-bearing cash – Valued at cost, which equals fair value.

Registered investment companies and common stock – Valued at the closing price reported on the active market on which the individual securities are traded.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS (continued)

Common collective trust – Valued at fair value and includes a variety of investment contracts such as traditional and separate account guaranteed investment contracts (GICs) issued by insurance companies and other investment products (synthetic GICs) with similar characteristics.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014:

	Level 1	Level 2	Total
Non-interest-bearing cash	$27,309	$—	$27,309
Registered investment companies
Fixed income funds	18,292	—	18,292
Corporate bond funds	64,562	—	64,562
Government bond funds	1,981,813	—	1,981,813
International funds	1,629,173	—	1,629,173
Large-cap funds	5,852,573	—	5,852,573
Money market funds	805,450	—	805,450
Small and mid-cap funds	3,345,236	—	3,345,236
Target date funds	1,349,990	—	1,349,990
Real estate funds	92,035	—	92,035
Common stock
Farmers National Banc Corp.	255,612	—	255,612
Common collective trust
Short-term fixed income fund	—	725,591	725,591

Total assets at fair value	$15,422,045	$725,591	$16,147,636

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

4.	FAIR VALUE MEASUREMENTS (continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2013:

	Level 1	Level 2	Total
Non-interest-bearing cash	$21,552	$—	$21,552
Registered investment companies
Fixed income funds	54,955	—	54,955
Corporate bond funds	12,467	—	12,467
Government bond funds	1,495,966	—	1,495,966
International funds	1,663,870	—	1,663,870
Large-cap funds	4,650,825	—	4,650,825
Money market funds	788,131	—	788,131
Small and mid-cap funds	2,836,295	—	2,836,295
Target date funds	933,652	—	933,652
Real estate funds	26,227	—	26,227
Common stock
Farmers National Banc Corp.	21,706	—	21,706
Common collective trust
Short-term fixed income fund	—	703,385	703,385

Total assets at fair value	$12,505,646	$703,385	$13,209,031

5.	GUARANTEED INVESTMENT CONTRACT

The Plan is invested in the Federated Capital Preservation Fund (the Fund), a fully benefit-responsive investment contract through Federated Investors, Inc. The Fund invests primarily in stable value products, such as traditional GICs, separate account GICs, and synthetic GICs.

Certain events limit the ability of the Plan to transact at contract value, allow the issuer to terminate the contract, or require the Plan sponsor to settle at an amount different than the contract value. Such events include the following: (1) mergers, (2) mass layoffs, (3) Plan terminations, (4) implementation of early retirement incentive programs, or (5) other events within the control of the Fund or Plan sponsor resulting in a material and adverse financial impact on the issuer’s obligations under the GICs. The Plan’s management has no knowledge that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Average Yields for the Years Ended December 31:

	2014	2013
Based on actual earnings (underlying investment return)	1.64%	1.21%
Based on interest rate credited to participants	1.76%	1.23%

Distributions to the Funds’ unit holders are declared daily from the net investment income and automatically reinvested in the Funds on a monthly basis, when paid.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

6.	TAX STATUS

The Companies adopted a Prototype Non-Standardized Profit Sharing Plan, which received a favorable opinion letter from the Internal Revenue Service (IRS) on March 31, 2008, which stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter, however the Plan sponsor believes the Plan as currently designed, is being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan’s management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan’s management believes it is no longer subject to income tax examinations for years prior to the year ended December 31, 2011.

7.	PLAN TERMINATION

Although they have not expressed any intent to do so, the Companies have the right under the Plan to discontinue contributions at any time and to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

8.	PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are shares of registered investment companies and a common collective trust managed by Federated Investors, Inc. (Federated). Federated is related to the Record Keeper of the Plan, Great West, and is related to EMJAY Corporation, the custodian. Since these parties are related, these transactions are considered party-in-interest transactions.

During 2014, the Plan purchased 27,385 shares and sold 84 shares of Farmers National Banc Corp. Common Stock. The Plan holds 30,612 shares of Farmers National Banc Corp. Common Stock at December 31, 2014 with a cost basis of $228,785. During 2013, the Plan purchased 3,336 shares and sold 24 shares of Farmers National Banc Corp. Common Stock. The Plan held 3,312 shares of Farmers National Banc Corp. Common Stock at December 31, 2013 with a cost basis of $14,488. During the years ended December 31, 2014 and 2013, the plan recorded dividend income on Company common stock of $2,766 and $111, respectively. During the years ended December 31, 2014 and 2013, the plan recorded appreciation on Company common stock of $26,164 and $684, respectively.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

9.	CORRECTIVE DISTRIBUTIONS PAYABLE

In order to pass the 2014 and 2013 Actual Deferral Percentage (ADP) Test, the Plan’s management elected to refund excess elective deferrals and earnings thereon to certain highly-compensated employees. The calculated amount for 2014 was $34,094 and was distributed on various dates in 2015. The calculated amount for 2013 was $37,634 and was distributed on March 14, 2014. These amounts have been included as a corrective distributions payable in the accompanying Statements of Net Assets Available for Benefits at December 31, 2014 and 2013.

10.	RISKS AND UNCERTAINTIES

The Plan invests in various investment securities which are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

11.	RECONCILIATION TO THE FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to the Form 5500:

	2014	2013
Net assets available for benefits per the financial statements	$16,119,111	$15,253,859
Plus: Adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive investment contracts	2,170	2,104

Net assets available for benefits per the Form 5500	$16,121,281	$15,255,963

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

NOTES TO THE FINANCIAL STATEMENTS

11.	RECONCILIATION TO THE FORM 5500 (continued)

The following is a reconciliation of investment income per the financial statements for the years ended December 31, 2014 and 2013 to the Form 5500:

	2014	2013
Investment income per the financial statements	$1,074,326	$2,505,572
Plus: Other income per the financial statements	181	41
Plus: Current year adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive contracts	2,170	2,104
Less: Prior year adjustment from contract value to fair value for interest in a common collective trust relating to fully benefit-responsive contracts	(2,104)	(11,370)

Investment income per the Form 5500	$1,074,573	$2,496,347

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Non-interest-bearing cash		$27,309
	Registered investment companies
	American Century Value Fund	67,334 shares	579,751
	American Funds AMCAP Fund	74,703 shares	2,106,631
*	Federated Government Obligations Fund	804,438 shares	804,438
*	Federated High Yield Bond Fund	6,534 shares	64,562
*	Federated Total Return Bond Fund	166,015 shares	1,832,812
*	Federated U.S. Government Securities Fund	1,656 shares	18,292
*	Federated Ultrashort Bond Fund	16,319 shares	149,001
*	Federated Prime Value Obligation Fund	1,011 shares	1,011
	Fidelity Advisor Real Estate Fund	3,973 shares	92,035
	Goldman Sachs Mid Cap Value Fund	19,722 shares	820,043
	Goldman Sachs Small/Mid Cap Growth Fund	23,373 shares	495,527
	Oppenheimer Developing Markets Fund	6,352 shares	225,636
	Oppenheimer International Growth Fund	39,782 shares	1,403,537
	Oppenheimer Main Street Fund	1,753 shares	83,360
	RS Global Natural Resources Fund	1,522 shares	37,765
	T. Rowe Price Retirement 2010 Fund	792 shares	14,049
	T. Rowe Price Retirement 2015 Fund	3,820 shares	55,283
	T. Rowe Price Retirement 2020 Fund	7,354 shares	152,313
	T. Rowe Price Retirement 2025 Fund	5,626 shares	88,399
	T. Rowe Price Retirement 2030 Fund	29,029 shares	668,257
	T. Rowe Price Retirement 2035 Fund	5,737 shares	95,586
	T. Rowe Price Retirement 2040 Fund	4,078 shares	97,560
	T. Rowe Price Retirement 2045 Fund	10,675 shares	170,803
	T. Rowe Price Retirement 2050 Fund	500 shares	6,718
	T. Rowe Price Retirement 2055 Fund	76 shares	1,022
	Vanguard 500 Index Fund	16,234 shares	3,082,832
	Vanguard Mid Cap Index Fund	2,312 shares	77,961
	Vanguard Small Cap Index Fund	34,263 shares	1,913,940

	Balance to next page		15,166,433

*	Parties-in-interest

See the Independent Auditors’ Report.

FARMERS NATIONAL BANK 401(k) RETIREMENT SAVINGS PLAN

EIN: 34-0214400

PLAN NO: 002

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment, including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Balance from prior page		$15,166,433
*	Farmers National Banc Corp. Common Stock	30,612 shares	255,612
	Common collective trust
*	Federated Capital Preservation Fund	72,342 shares	725,591
*	Notes receivable from participants	Interest rates of 3.25% with various maturities through 2017
			7,739

			$16,155,375

*	Parties-in-interest

See the Independent Auditors’ Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit Plan) have duly caused this Annual Report to be signed on its behalf by the undersigned thereunto duly authorized.

Farmers National Bank 401(k)

    Retirement Savings Plan

/s/ Mark A. Nicastro
Mark A. Nicastro
Director of Human Resources
Farmers National Banc Corp.
June 29, 2015

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Skoda Minotti, independent registered public accounting firm for the Farmers National Bank 401(k) Retirement Savings Plan (filed herewith).